Exhibit 99.4

All,

I am pleased to share exciting news regarding our company’s future.  This morning we announced a definitive agreement under which Publicis Groupe will acquire Sapient. Following the close of the transaction, Sapient will combine with certain of Publicis’s digital assets to create Publicis.Sapient – the largest and most advanced platform focused exclusively on digital transformation and the dynamics of an always-on world across creativity, marketing, omni-channel commerce, consulting and technology. Today’s press release is available here for your reference.

We have been on a 24-year journey building a company with the objective of creating significant impact for our clients, with unrelenting commitment to be the best in the world, and also the best for the world. We’ve always said that we could only consider a different path than the one we had been on if it increased the probability we could build something truly transformational.  In Publicis, we have found a partner that accelerates our objective of continuing to build a truly great, and highly differentiated company.  Indeed, this is a transformational opportunity for Sapient, Publicis and all of our stakeholders, including each of you.

The new Publicis.Sapient will be the most progressive platform in the world with unparalleled digital marketing, experience innovation, multi-channel commerce, consulting and technology capabilities.  For Publicis’s clients, this means access to that incredible expertise. In addition, I expect Publicis clients all over the world to benefit from Sapient’s deep technology expertise and our unique high-value GDD model.  We at Sapient will benefit from an even larger group of creative talent, tremendous media expertise and a robust global presence, better positioning us to identify and pursue market opportunities for our clients.

As part of a larger, global organization, we also expect that this will create significant opportunities for you, our tremendously talented people.  As I have gotten to know them, I have been very impressed and pleased with Publicis’ commitment to culture and values. Like Sapient, Publicis is focused on leading change and breaking boundaries. Like us, they too are focused on purpose, and honor the founding ideals of the founder(s). By combining the creativity, technology and innovative thinking from both organizations, I am confident that we can raise the bar like never before. This is an incredible opportunity to accelerate what we have been building.

Following the completion of the transaction, Publicis.Sapient will operate as a standalone, wholly owned subsidiary of Publicis Groupe, and I will serve as its CEO.  Jerry Greenberg, founder and co-chairman of Sapient, will join Publicis Groupe’s supervisory board.

I have known Maurice Levy, the CEO of Publicis Groupe, for some time and have tremendous respect for him and the entire Publicis organization. Over the past years we have developed a strong friendship, and the strength of that relationship is a source of my own excitement about the future. I know that Maurice shares my confidence in our company, in this combination and in what we can accomplish together.

In terms of next steps, we expect the transaction to close in the first quarter of 2015, subject to customary closing conditions and regulatory approvals.  Until that time, we will continue to operate as an independent company as we have been.  I want to emphasize that today’s announcement will have little impact on our day-to-day operations, especially as it relates to the work we do for our clients.  To that point, it is important that we stay focused on client needs, timelines and objectives.  Our unwavering commitment to doing great work for our clients has created this opportunity for us. Let’s stay 100% focused on that commitment as we always have done.

Next year is my 20th anniversary at Sapient, and our company and the friendships I have developed here over the years mean more to me that I can express in this email. I remain as committed to our future as I have always been.  I have been blessed to work with such a dedicated and talented team of people who consistently help our clients anticipate, navigate and leverage change.  It is because of your extraordinary efforts and dedication that we have created this opportunity. Today’s announcement represents a huge milestone in our history.  It is a validation of what we have collectively achieved over 24 years and is the right next step for our company, our people and our clients. And although I recognize that each of you will react to this news differently, I encourage you to be proud of what you have all built together. I know that no other group of people could accomplish what all of you, and all of the many Sapient people have over the past 24 years.

As I’m sure you can imagine, this announcement is likely to attract significant interest from the media.  As always, it is important that Sapient speaks with one voice.  If you receive any inquiries from interested parties, please immediately forward them to Stacy Simpson.

We understand that you may have questions.  A video reviewing today’s announcement is posted on Vox. While it is early in the process and we won’t have answers to all of your questions, we are committed to providing updates as we can and will keep you informed.

I want to thank you for your commitment to Sapient.  I hope you share my enthusiasm about this historic step and our exciting future.

Sincerely,
Alan

Alan Herrick
CEO & Co-Chairman | Sapient

3630 Peachtree Rd
Atlanta, GA 30326
United States

Desk: +1 770 407 3366
Mobile: +1 404 455 6992
Fax: +1 770 407 3401
Email: aherrick@sapient.com

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Notice to Investors
The tender offer for the outstanding common stock of Sapient has not yet commenced.  This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Sapient.  The solicitation and offer to buy common stock of Sapient will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Publicis Groupe S.A. and 1926 Merger Sub Inc. will file a tender offer statement on Schedule TO with the SEC and Sapient will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Sapient files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Sapient at www.sapient.com or by directing a request to Sapient at dridlon@sapient.com.

Cautionary Statement Regarding Forward-Looking Statements
Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Sapient and the satisfaction of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Publicis Groupe S.A. and the Solicitation/Recommendation Statement to be filed by Sapient. Sapient disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.